CONSOLIDATED FINANCIAL REPORT

28 February 2022

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir or Madam

RELEASE OF ADVANCED HUMAN IMAGING LIMITED FINANCIAL RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2021

In accordance with the ASX Listing Rules, please find attached the following:

1. Appendix 4D half-year report;
2. Financial report for the half year ended 31 December 2021, including the Directors' Report.

This ASX announcement was approved and authorised for release by the Board of Directors.

Yours faithfully,
By Order of the Board

Steven Richards
Company Secretary
Advanced Human Imaging Limited

ADVANCED HUMAN IMAGING LIMITED

Appendix 4D

Half-year report

for the half-year ended 31 December 2021

Name of entity:	**ADVANCED HUMAN IMAGING LIMITED**
ACN:	**602 111 115**
Current Reporting Period	**Half Year ended 31 December 2021**
Previous Reporting period	**Half Year ended 31 December 2020**

Results for announcement to the market.

Item 1

	6 months ending			
Operating Performance	**31 Dec 2021 A$**	**31 Dec 2020 A$**	**Movement A$**	**Movement %**
Revenue from continuing activities	374,949	887,092	(512,143)	57.7%
Profit/(loss) from continuing activities after income tax	(14,472,222)	(5,471,570)	(9,000,652)	164.5%
Total comprehensive loss for the half year attributable to members	(14,474,502)	(5,471,570)	(9,002,932)	164.5%

Item 2

Dividends
It is not proposed to pay dividends. There are no dividend or distribution reinvestment plans in operation and there has been no dividend or distribution payments during the financial half year ended 31 December 2021.

Item 3 – Brief Explanation

Revenue from continuing activities for the prior period includes licence revenue of A$500,000) with nil licence revenue being received in the 6 months to 31 December 2021.

The net loss after income tax for the half year was A$14,472,222 (2020: A$5,471,570), which includes non-cash and one-off expenditure of A$11,172,608 (2020: A$4,557,821) made up as follows: A$6,825,344 (2020: A$3,214,843) in respect of share-based payments to suppliers, directors and employees under the Company's incentive plans, A$3,047,679 (2020: A$1,342,978) in respect of a fair value adjustments with respect to the Company's investments in various entities and settlement of convertible notes, as well as one-off cash-based expenditure in relation to the US listing of A$1,299,585 (2020: A$0).

Item 4

	6 months ending			
Net Tangible Assets	**31 Dec 2021 $**	**31 Dec 2020 $**	**Movement $**	**Movement %**
Net tangible assets/(liabilities) per security	A$0.073	A$0.021	A$0.053	252%

Item 5

Control gained or lost over Entities during the period
Nil

Item 6

	Ownership interest as at	
Controlled Entities and joint ventures	**31 December 2021 %**	**31 December 2020 %**
Parent Entity: ADVANCED HUMAN IMAGING LIMITED		
Joint venture entities: Joint venture entity: Body Composition Technologies Pte Limited Percentage holding in JV entity	50%	50%
Controlled entities: MyFiziq Inc.[1] Percentage holding in controlled entity	100%	100%

[1] In January 2018, wholly owned subsidiary MyFiziq Inc. was incorporated in the United States of America in preparation for the commercialisation of the technology in the USA. During the reporting period there was no activity in this subsidiary.

Item 7

Accounting Standards
The financial report has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards.

Item 8

Auditor's review report
Our half-year report is based on the financial report of Advanced Human Imaging Limited for the half year ended 31 December 2021, which has been reviewed by PKF Perth. Refer to the 31 December 2021 half-year financial report for the independent auditor's review report provided to the members of Advanced Human Imaging Limited.

Appendix 4D Requirements	Reference
1. Reporting period and the previous corresponding period.	Refer to page 1 of this report.
2. Results for announcement to the market.	Refer to page 1 of this report "Results for announcement to the market" and Items 1, 2 and 3 of this report.
3. Net tangible assets per security.	Refer to Item 4 of this report.
4. Details of entities where control has been gained or lost during the period.	Refer to Item 5 of this report.
5. Details of individual and total dividends or distributions and dividend or distribution payments.	Refer to Item 2 of this report.
6. Details of dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in a dividend or distribution reinvestment plan.	Refer to Item 2 of this report.
7. Details of joint venture and associated entities.	Refer to Item 6 of this report.
8. For foreign entities, accounting standards used in compiling reports.	Not applicable.
9. If the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.	Refer to Item 8 of this report.



Advanced Human Imaging.

Financial Statements

FOR THE HALF YEAR ENDED DECEMBER 31, 2021

ADVANCED HUMAN IMAGING LIMITED ACN 602 111 115
(FORMERLY MYFIZIQ LIMITED)

Contents

Directors' Report

The Directors present the financial statements of Advanced Human Imaging Limited for the half year ended 31 December 2021.

Directors

The following persons were directors of Advanced Human Imaging Limited during the whole of the half-year and up to the date of this report, unless otherwise stated:

Dr Katherine Iscoe	*Executive Director and CEO (appointed 15 February 2022)*
Vlado Bosanac	*Executive Director, CEO and Executive Chairman (resigned 15 February 2022)*
Michael Melby	*Non-Executive Director*
Nicholas Prosser	*Non-Executive Director and interim Non-Executive Chairman (appointed interim Non-Executive Chairman 15 February 2022)*
Dato Low Koon Poh	*Non-Executive Director*
Edward Greissing Jr	*Non-Executive Director (appointed 30 November 2021)*

Company Secretary/Chief Financial Officer

Steven Richards

Review of Operations

Operating results and financial position

The net loss for the half year was A$14,472,222 (2020: A$5,471,570), which includes non-cash and one-off expenditure of A$11,172,608 (2020: A$4,557,821) made up as follows: A$6,825,344 (2020: A$3,214,843) in respect of share-based payments to suppliers, directors and employees under the Company's incentive plans, A$3,047,679 (2020: A$1,342,978) in respect of a fair value adjustments with respect to the Company's investments in various entities and settlement of convertible notes, as well as one-off cash-based expenditure in relation to the US listing of A$1,299,585 (2020: A$0).

The consolidated entity generated total revenue of A$298,119 compared to A$886,865 in 2020. However, included in the 2020 figure is A$500,000 in license revenue received from the Company's joint venture partner, Body Composition Technologies Pte Ltd ("BCT").

Before non-cash and one-off expenditure as described above, the consolidated entity's adjusted net loss for the year was A$3,299,614 (2020: A$913,749).

The non-IFRS reconciliation described in Table 1 below, is intended to supplement the consolidated entity's IFRS financial information by providing additional insight regarding results of operations of the consolidated entity. The adjusted total net loss for the year is intended to provide an enhanced understanding of the underlying operational measures used to manage the Company's business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Adjusted total net loss should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS.

Cash assets at the end of the financial period were A$12,285,682 (2020: A$2,172,499).

Contents

Table 1.Non-IFRS reconciliation showing the impact of non-cash items and one-off expenditure on total net loss for the period

	Half Year Ended 31 December 2021 A$	Half Year Ended 31 December 2020 A$
Total comprehensive loss for the year	14,472,222	5,471,570
Share-based non-cash payments adjusted for:		
Directors and employees remuneration	6,434,344	2,596,282
Corporate advisory services	-	92,520
Investor relations	391,000	526,041
	6,825,344	**3,214,843**
Other significant non-cash items:		
Fair value adjustment of investments in various entities	2,266,187	1,342,978
Nasdaq listing expenses - fair value loss on convertible notes	781,492	-
	3,047,679	**1,342,978**
One-off expenditure:		
Nasdaq listing expenses – cash based	1,212,986	-
US Office Set up Expenses	86,599	-
	1,299,585	**-**
Adjusted total net loss for the period before one-off and non-cash items	**3,299,614**	**913,749**

Company Overview

The Company commenced trading on the Nasdaq on 19 November 2021 under the ticker symbol, (Nasdaq: AHI), completing a US$10.5m initial public offering as part of the listing. The consolidated entity grew year-on-year cash at bank courtesy of the capital raised as part of the US-listing and maintained its healthy cash position during the period under review.

The US-listing was an incredible achievement, albeit strenuous on the consolidated entity's resources. It is expected that the successful listing on Nasdaq will bring the consolidated entity greater investor interest and will assist with advancing relationships with its US-domiciled partners. Operationally, the consolidated entity is making good inroads in relation to the development of the *CompleteScan* Platform and continues to give its Partners as much support as it can to maximise the revenue opportunities.

Expenditure is expected to increase slightly given that the Company is now dual listed and in growth phase. However, the increase in expenditure is expected to remain under tight control and increase in line only with the consolidated entity's growth.

BUSINESS HIGHLIGHTS AT A GLANCE

US$12M	A$12M	5
CAPITAL RAISED	CASH AT BANK	"LIVE" PARTNERS
US$12 million capital raised as part of the Nasdaq listing.	A$12 million cash at bank, which positions the consolidated entity for further growth.	5 Partners now have their mobile applications 'live' with the AHI technology embedded

Half Year Highlights:

i. **US$12m capital raised**

In November 2021 the Company announced the closing of a US$10.5m Nasdaq IPO in the United States. In December 2021, the underwriters exercised their option to purchase an additional 300,000 ADSs, equivalent to 2,100,000 Ordinary Shares ("Overallotment"). Gross proceeds from the IPO and Overallotment, before deducting underwriting discounts, commissions and other offering expenses, were US$12 million.

As a result of the above-mentioned capital raise, the consolidated entity has sufficient capital to facilitate operations over the next eighteen to twenty-four months. The cash inflow will also help enable the expansion of its research and development team and expedite the go-to-market timelines of current announced partners.

ii. **A$12m cash at bank**

The consolidated entity had A$12.2 million cash at bank at the end of the half year. During the period under review, AHI made a US$1.5 million (A$2 million) payment to Triage technologies Inc. ("Triage"). Under the terms of the Triage Agreement, AHI will invest a total of up to US$6 million into Triage, being US$3 million in cash and US$3 million in equity. The US$3 million cash investment will be made in instalments over a 14-month period. At the end of the half year, AHI had made payments to Triage totalling US$2.5 million.

iii. **5 "Live" Partners**

To date, five (5) partners now have their mobile applications 'live' with the AHI technology embedded. This includes the following: Evolt Active, Bearn, Biomorphik, Original Fit Factory Ltd ("TOFF") and Tinjoy.

During the reporting period, Tinjoy launched their "The Health Cube" application with multiple Android stores in China. As mentioned in the Company Quarterly Update (as announced to ASX on 31 January 2022), Tinjoy were in the process of implementing their go-to-market strategy, but efforts have been muted by China's "zero-COVID" policy and the resultant restrictions and lockdowns have severely hampered the workforce. Tinjoy's efforts to increase the uptake in new daily active users will simply take a little longer than anticipated, and unfortunately, this is outside of AHI's control.

Contents

Significant Changes in State of Affairs

In November 2021, the Company successfully completed its US initial public offering of 1,000,000 units at a price of US$10.50 per unit. The American Depositary Shares commenced trading on the Nasdaq Capital Market on 19 November 2021.

There have been no significant changes in the state of affairs of the Company and consolidated entity during or since the end of the financial period other than as listed above and stated elsewhere in this report.

Matters Subsequent to the End of the Financial Period

Subsequent to 31 December 2021, AHI signed binding term sheets with digital health providers Activate Health OU and Vertiga Health (PTY) Ltd which expands AHI's partnerships into Estonia and South Africa.

As announced to ASX on 15 February 2022, the Company announced a shift in leadership, as follows: Nick Prosser was appointed as the interim Non-executive Chairman of Advanced Human Imaging. Additionally, Dr. Katherine Iscoe, Ph.D., Co-Founder, and former CEO of Advanced Human Imaging re-joined the leadership team as an Executive Director and CEO. The announcements were made as outgoing AHI Chairman and CEO, Vlado Bosanac was moving into a strategic role as Head of Strategy and Revenue Growth.

The impact of the Coronavirus ("COVID-19") pandemic is ongoing for the entity up to 31 December 2021, and it is not practicable to estimate the potential impact, positive or negative, after the reporting date. The situation is rapidly developing and is dependent on measures imposed by the Australian Government, the US Government and other countries, such as maintaining social distancing requirements, quarantine, travel restrictions and any economic stimulus that may be provided.

No other matter or circumstance has arisen since 31 December 2021 that has significantly affected, or may significantly affect the consolidated entity's operations, the results of those operations, or the consolidated entity's state of affairs in subsequent financial years.

Auditor's Independence Declaration

A copy of the Auditor's Independence Declaration as required under Section 307C of the Corporations Act is set out on the following page.

This report is made in accordance with a resolution of the Directors.

DATED at Perth this 28th day of February 2022.

Mr Nick Prosser
Interim Non-executive Chairman

PKF
Advisory • Audit
Business Solutions

AUDITOR'S INDEPENDENCE DECLARATION

TO THE DIRECTORS OF ADVANCED HUMAN IMAGING LIMITED

In relation to our review of the financial report of Advanced Human Imaging Limited for the half year ended 31 December 2021, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

PKF Perth

PKF PERTH

SIMON FERMANIS
PARTNER

28 FEBRUARY 2022
WEST PERTH
WESTERN AUSTRALIA

Level 4, 35 Havelock Street, West Perth, WA 6005
PO Box 609, West Perth, WA 6872
T: +61 8 9426 8999 F: +61 8 9426 8900 www.pkfperth.com.au

Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the half year ended 31 December 2021

	Note	31 December 2021 A$	31 December 2020 A$
Revenue			
Primary revenue			
Recurring revenue – per month			
Software development kits – per user		8,709	4,037
Software development kits – per scan		145	499
Secondary revenue			
Integration and development income		132,800	25,850
Other revenue	3	156,465	856,479
Total revenue		298,119	886,865
Expenses			
Employee expenses	3	(8,609,482)	(4,248,045)
Sales and marketing		(1,022,829)	(770,440)
General administration		(1,709,338)	(643,844)
Nasdaq listing expenses	3	(1,994,478)	-
Impairment of investments and receivables	3	(2,266,187)	(1,342,978)
Operating loss		(15,602,314)	(7,005,307)
Finance income		76,830	227
Financing costs		(134,970)	(137,767)
Net finance costs		(58,140)	(137,540)
Loss before income tax		(15,362,335)	(6,255,982)
Income tax benefit		890,113	784,412
Net loss for the year		(14,472,222)	(5,471,570)
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods			
Loss on foreign currency exchange		(2,280)	-
Total comprehensive loss for the year attributable to members		(14,474,502)	(5,471,570)
Loss per share		cents	cents
Basic and diluted loss per share		(10.22)	(4.64)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Consolidated Statement of Financial Position
As at 31 December 2021

	Note	31 December 2021 A$	30 June 2021 A$
Current assets			
Cash and cash equivalents		**12,285,682**	2,172,499
Trade and other receivables		**68,827**	243,300
Prepayments		**1,979,568**	905,355
Loan receivable - other	4	**982,961**	682,421
Total current assets		**15,317,038**	4,003,575
Non-current assets			
Other financial assets		**37,500**	37,500
Right-of-use asset		**70,395**	105,594
Property, plant and equipment		**118,627**	58,615
Loans to related entities	5	**-**	-
Investments and convertible notes	6	**-**	-
Intangible asset		**1,094,323**	1,215,915
Total non-current assets		**1,320,845**	1,417,624
Total assets		**16,637,883**	5,421,199
Current liabilities			
Trade and other payables		**795,333**	555,057
Employee leave liabilities		**456,142**	438,991
Deferred income			132,800
Interest bearing borrowings	7	**2,264,149**	2,178,142
Lease liabilities		**97,770**	86,913
Total current liabilities		**3,613,394**	3,391,903
Non-current liabilities			
Interest bearing borrowings		**-**	-
Lease liabilities		**-**	51,212
Total non-current liabilities		**-**	51,212
Total liabilities		**3,613,394**	3,443,115
Net Assets		**13,024,489**	1,978,084
Equity			
Issued capital	8	**59,315,804**	39,213,794
Option capital	8	**27,874**	-
Reserves		**10,681,762**	5,293,019
Accumulated losses		**(57,000,951)**	(42,528,729)
Total Equity		**13,024,489**	1,978,084

The above statement of financial position should be read in conjunction with the accompanying notes.

Advanced Human Imaging.

Consolidated Statement of Changes in Equity
For the half year ended 31 December 2021

	Issued capital A$	Accumulated losses A$	Equity compensation reserve A$	Total A$
At 1 July 2020	24,355,213	(28,469,536)	4,576,829	462,506
Net loss for the period	-	(5,471,570)	-	(5,471,570)
Other comprehensive income	-	-	-	
Total comprehensive loss for the period	-	(5,471,570)	-	(5,471,570)
Performance Rights exercised	701,000	-	(701,000)	-
Options exercised	1,328,542	-	(342,542)	986,000
Options expired	-	1,799	(1,799)	-
Option exercise proceeds			175,000	175,000
Shares issued	5,000,000	-	-	5,000,000
Share issue costs	(1,085,474)	-	-	(1,085,474)
Share-based payments				
Suppliers	562,000	-	781,013	1,343,013
Employees/Directors	2,130,000	-	466,282	2,596,282
At 31 December 2020	32,991,281	(33,939,307)	4,953,783	4,005,757

	Issued capital A$	Option capital A$	Accumulated losses A$	Equity compensation reserve A$	Foreign currency translation reserve A$	Total A$
At 1 July 2021	39,213,794	-	(42,528,729)	5,293,019	-	1,978,084
Net loss for the period	-	-	(14,472,222)	-	-	(14,472,222)
Other comprehensive income	-	-	-	-	(2,280)	(2,280)
Total comprehensive loss for the period	-	-	(14,472,222)	-	(2,280)	(14,474,502)
Performance Rights exercised	556,500	-	-	(556,500)	-	-
Options exercised	1,665,668	(3,946)	-	(486,821)	-	1,174,901
Shares issued	16,674,963	31,820	-	-	-	16,706,783
Share issue costs	(2,856,323)	-	-	-	-	(2,856,323)
Repayment of notes	3,125,964	-	-	-	-	3,125,964
Share-based payments						
Suppliers	935,238	-	-	-	-	935,238
Employees/Directors	-	-	-	6,434,344	-	6,434,344
At 31 December 2021	59,315,804	27,874	(57,000,951)	10,684,042	(2,280)	13,024,489

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Advanced Human Imaging.

Consolidated Statement of Cash Flows
For the half year ended 31 December 2021

	31 December 2021 A$	31 December 2020 A$
Cash flows from operating activities		
Receipts from customers	188,371	32,390
Other income	-	1,149,876
Research & Development tax incentive	890,113	784,412
Interest received	36	227
Interest and other costs of finance paid	(54,905)	(54,112)
Payments to suppliers and employees	(4,471,599)	(3,084,127)
Net cash flows used in operating activities	(3,447,984)	(1,171,334)
Cash flows from investing activities		
Payments for property, plant and equipment	(89,524)	(5,266)
Loans to other entities	(261,912)	68,500
Payments for investment in entities	(2,076,826)	(1,342,978)
Payments for application development costs	(15,980)	(42,458)
Net cash (outflow)/ inflows from investing activities	(2,444,242)	(1,322,202)
Cash flows from financing activities		
Proceeds from issue of shares	16,706,783	5,977,495
Proceeds from borrowings	700,000	1,821,810
Proceeds from exercise of options	1,174,903	175,000
Payments for Share issue costs	(2,357,284)	(396,975)
Repayment of borrowings	(218,047)	(865,000)
Repayment of lease liabilities	(40,355)	(31,457)
Net cash inflows from financing activities	15,966,000	6,680,873
Net increase in cash assets	10,073,774	4,187,337
Cash at the beginning of the financial period	2,172,499	627,304
Unrealised foreign currency gain/(loss)	39,409	(60,389)
Cash at the end of the financial period	12,285,682	4,755,563

The above statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 Statement of Significant Accounting Policies

a) Statement of compliance

Advanced Human Imaging Limited (the "Company", "the parent entity" or "AHI") is a public company domiciled in Australia and dual listed on both the Australian Securities Exchange (ASX) and the Nasdaq Capital Market in the United States of America. The consolidated financial report of the Company for the half-year reporting period ended 31 December 2021 comprises the Company and its subsidiary, together referred to as the consolidated entity

These general-purpose financial statements have been prepared in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Act 2001. Compliance with AASB 134 ensures that the financial statements comply with IAS 34 Interim Financial Reporting.

These half-year financial statements do not include all the notes of the type normally included in annual financial statements and therefore cannot be expected to provide as complete an understanding of the financial performance, financial position and financing and investing activities of the Consolidated entity as the full financial statements. Accordingly, these half-year financial statements are to be read in conjunction with the annual financial statements for the year ended 30 June 2021 and any public announcements made by Advanced Human Imaging Limited during the half-year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

b) Basis of preparation

The half-year financial statements have been prepared on a historical cost basis except for derivative financial instruments which have been measured at fair value. Cost is based on the fair values of consideration given in exchange for assets. The Company is domiciled in Australia and all amounts are presented in Australian dollars. For the purpose of preparing the half-year financial statements, the half year has been treated as a discrete reporting period. The financial report has been prepared on the going concern basis which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.

c) New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting standards Board (AASB) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted by the Consolidated entity for the reporting period ended 31 December 2021.

d) Accounting policies and methods of computation

The same accounting policies and methods of computation have generally been followed in these half-year financial statements as compared with the most recent annual financial statements.

e) Significant accounting judgements and key estimates

The preparation of financial reports requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates. The same judgments, estimates and assumptions were used in preparing the half year financial report as those used in preparing the financial report for the year ended 30 June 2021.

Note 2 Segment information

The consolidated entity has identified its operating segments based on the internal reports that are reviewed and used by the board of directors in assessing performance and determining the allocation of resources.

Reportable segments disclosed are based on aggregating operating segments, where the segments have similar characteristics. The consolidated entity's sole activity is mobile application and technology development wholly within Australia; therefore, it has aggregated all operating segments into the one reportable segment being technological development. In November 2021, the Company listed on the Nasdaq Capital Market in the United States of America. As a result, the consolidated entity has reviewed its operating segments and has determined that, for the current period, there is only one geographical segment as there are no material operations as yet in the US.

The reportable segment is represented by the primary statements forming these financial statements.

Note 3 Revenue and Expenses

	31 December 2021 A$	31 December 2020 A$
Loss for the period includes the following specific income and expenses:		
Other revenue:		
Consultancy income		
Grant income	-	37,500
License revenue	-	500,000
Joint venture income	96,208	309,711
Other income	60,257	9,268
	156,465	856,479
Supplier share-based payment [1]	391,000	618,561
Foreign exchange gain/(loss)	(28,682)	154,469
Amortisation and depreciation expense	186,302	143,746
Provision for impairment (refer note 8)		
Triage Technologies Inc	2,066,046	672,145
Jana Care Inc	20,143	-
Body Composition Technologies Pte Ltd	259,806	670,833
Physimax Technologies Limited	(79,808)	-
	2,266,187	1,342,978
Nasdaq listing expenses		
Non-cash fair value loss on convertible note (note 7)	781,492	-
Indirect expenditure in relation to listing	1,212,986	-
	1,994,478	-

Note 3 Revenue and Expenses (continued)

	31 December 2021 A$	31 December 2020 A$
Loss for the period includes the following specific income and expenses:		
Employee expenses:		
Salaries and wages	**1,687,280**	1,398,314
Defined contribution superannuation	**165,201**	132,786
Share-based payments expense [1]	**6,434,344**	2,596,282
Employment taxes and insurances	**267,665**	195,971
Other employment expenses	**54,992**	86,692
Government grants - Jobkeeper	**-**	(162,000)
	8,609,482	4,248,045

[1] The fair value of equity settled transactions with employees and suppliers is apportioned over the period from grant date to vesting date. See Note 9 for details of transactions vesting within the six months ended 31 December 2021.

Note 4 Loans to other entities

	31 December 2021 A$	30 June 2021 A$
Physimax Technologies Limited [1]	**248,070**	-
Bearn LLC [2]	**734,890**	682,421
	982,961	682,421

[1] In the prior financial year, the Consolidated entity reported the proposed acquisition of Physimax Technologies Limited ("Physimax")(refer note 6). The proposed acquisition was subject to due diligence, and following completion of the due diligence, both parties mutually agreed to terminate the proposed acquisition. Under the terms of the termination agreement, Physimax will repay US$180,000 of the capital advanced to the company under the previously executed binding term sheet. The Physimax advance is interest-free and was subsequently fully repaid on 27 January 2022.

[2] Bearn LLC (Bearn) has developed an application that allows for the gamification and engagement of health users by rewarding users for achieving health goals. In January 2021, the Company entered a Joint Marketing Agreement (the "Bearn Agreement") with Bearn. Pursuant to the Bearn Agreement, the Company has funded a total of US$500,000 to Bearn over 4 tranches. The loan is secured over Bearn's software and separately a pledge over the membership interests of Bearn's founder, Mr. Aaron Drew. Under the terms of the agreements, Bearn has undertaken to use the funds advanced by the Company to deliver 1 million active monthly users to the Company within 12 months. If Bearn fails to achieve this target, the loan and interest becomes repayable in 15 months from the date of the promissory note. If Bearn achieves this target, the repayment date will be extended for a further 12 months. The Bearn Agreement contains certain warranties, indemnities and limitations of liability by both parties.

Note 4 Loans to other entities (continued)

The loan attracts interest at 8% for the first 12 months and thereafter a sliding scale of interest (15% to 0%) applies depending on the number of monthly active users. Should the number of active monthly users reach 2 million, the loan will be forgiven. The maturity date depends on Bearn achieving 1 million active monthly users. If the target is not achieved, then the loan and accrued interest is repayable in 15 months. If Bearn achieves the target the repayment date will be extended for a further 12 months.

During the reporting period, the loan accrued interest of A$27,364.

Note 5 Loans to related entities

During the current reporting period, the consolidated entity granted a loan of A$100,000 to Body Composition Technologies Pte. Limited ("BCT"), a Singaporean company in which AHI has a 50% interest but is not deemed to have control of BCT under *AASB 3 Business Combinations* and *AASB 10 Consolidated Financial Statements*. The loan accrues interest at a rate of 5% per annum. Repayment of the loan, together with all outstanding accrued interest, is to occur on the earlier of:

a) the date the Lender and the Borrower mutually agree that the Loan is repayable; or

b) within 30 days of a capital raising funding being available in BCT's bank account; or

c) 30 September 2022.

BCT will not be penalized for early repayment.

An allowance for non-recoverability was created for the entire balance of the loan during the current reporting period.

Note 6 Investments and convertible notes

The Company has a number of strategic investments in various entities and the recoverable amount of the Company's investments is reviewed at each reporting date. As the investments are in unlisted entities, the determination of recoverable value is highly subject to various estimates and assumptions. As an accurate assessment of recoverable value is not available at the reporting date, the Company has elected to create a provision for impairment against the investments, as shown below. When a more accurate determination of recoverable value can be made, the Company will re-assess whether a provision for impairment is required.

As the Triage investment meets the definition of a financial instrument that must be fair valued, at reporting date the write down to nil does not reflect its fair value.

Note 6 Investments and convertible notes (continued)

	Triage [1] A$	Jana Care [2] A$	BCT [2] A$
Balance at 1 July	-	-	-
Cost	1,362,717	690,153	680,008
Provision for impairment	(1,362,717)	(690,153)	(680,008)
	-	-	-
Additional investment	2,076,826	-	-
Interest and other costs	-	41,045	8,385
Foreign exchange movement	(10,780)	(20,902)	-
Provision for impairment	(2,066,046)	(20,143)	(8,385)
Balance at 31 December	-	-	-

[1] Investment in unlisted company recorded at fair value.
[2] Convertible note recorded at amortised cost.

Note 7 Interest bearing borrowings

	Interest Rate %	Maturity	31 December 2021 A$	30 June 2021 A$
Current				
Convertible notes – ACAM [1]			-	1,644,081
Convertible notes – IGGF [1]			-	534,061
Insurance premium funding loan [2]			1,564,149	-
R&D tax prepayment loan [3]			700,000	-
			2,264,149	2,178,142

[1] The Company entered into a funding agreement for US$1,500,000 with Asia Cornerstone Asset Management ("ACAM") by way of an unsecured convertible note which attracts interest at 10% per annum. The funding was to be received in 4 tranches, however under a variation to the agreement, the last tranche of US$375,000 was subscribed for by i-Concept Global Growth Fund ("i-CGGF") with US$1,125,000 being received by ACAM.

On 24 November 2021 the Company issued 3,010,410 fully paid ordinary shares represented by 430,059 American Depository Shares on the Nasdaq Capital Market in full and final settlement of all claims under the convertible note agreements with ACAM and I-CGGF.

The shares were issued at a conversion price of 75% of the issue price per share under the Nasdaq capital raising. The discount of 25% to the fair value of the shares, amounting to A$781,492, has been recognised as a fair value loss and disclosed as part of the Nasdaq listing expenses on the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

[2] Insurance premiums of approximately US$1.58 million were prepaid during the reporting period. Of this amount, approximately US$1.26 million was financed via a short-term insurance premium funding loan which attracts interest at 5.25% per annum. The loan balance and associated interest will be repaid through equal monthly instalments with the last instalment due in August 2022.

Note 7 Interest bearing borrowings (continued)

[3] During the period the Company received a A$700,000 R&D tax prepayment loan from R&D Capital Partners Pty Ltd. The loan attracts interest at a rate of 1.15% per month and is due for repayment on the earlier of the Borrower receiving its 2022 tax refund from the ATO, or 31 December 2022.

Note 8 Issued capital

	31 December 2021	30 June 2021	31 December 2021	30 June 2021
	#	#	A$	A$
a) Share capital				
Issued ordinary shares	162,490,292	136,362,538	59,315,804	39,213,794
Share movements during the period – ordinary shares				
At the beginning of the period	136,362,538	114,392,923	39,213,794	24,355,213
Shares issued on exercise of Performance Rights	3,000,000	5,750,000	556,500	2,141,000
Shares issued on exercise of Options	3,094,532	7,957,948	1,665,668	3,865,556
Shares issued to related party	-	3,000,000	-	3,920,000
Share based payments	922,812	1,095,000	935,238	1,017,500
Share issue – capital raising	-	4,166,667	-	5,000,000
Share issue – Nasdaq IPO [1]	16,100,000	-	16,674,963	-
Share issue – conversion of convertible notes (refer note 6)	3,010,410	-	3,125,964	-
Less share issue costs	-	-	(2,856,323)	(1,085,468)
	162,490,292	136,362,538	59,315,804	39,213,794
b) Option capital				
Issued US options (warrants)	7,051,800	-	27,874	-
Movements during the period – warrants				
At the beginning of the period	-	-	-	-
Options issued	8,050,000	-	31,820	-
Options exercised	(998,200)	-	(3,946)	-
	7,051,800	-	27,874	-

[1] In November 2021, the Company successfully completed its US initial public offering of 1,000,000 units at a price to the public of US$10.50 per unit. Each unit issued in the offering consisted of two American Depositary Shares (ADSs) and one warrant to purchase one ADS. Each ADS offered represented 7 ordinary shares of AHI. The warrants were exercisable immediately and expire three years from the date of issue and have an exercise price of US$5.52 per ADS. Following the initial allotment of 14,000,000 ordinary shares (2,000,000 ADSs) a further 2,100,000 ordinary shares (300,000 ADSs) were issued as an overallotment of the IPO.

Note 9 Share-Based Payments

(i) Options

The Company has an Incentive Option Plan which was re-adopted following Shareholder approval in November 2019. Options over unissued shares are issued at the discretion of the Board.

a) Options issued, vested, exercised and lapsed during the reporting period

During the reporting period no options were granted under the Incentive Option Plan, and no options vested, lapsed or were cancelled.

During the reporting period the following options were exercised:

Grant Date	Number of options granted	Exercise price	Vesting date	Expiry date
21 Dec 2016	750,000	A$0.10	31 Dec 2018	31 Dec 2021
21 Dec 2016	500,000	A$0.10 [1]	26 Oct 2019	30 Dec 2021
31 Jul 2018	250,000	A$0.50 [1]	31 Dec 2019	31 Dec 2022
31 Jul 2018	250,000	A$0.50 [1]	31 Dec 2020	31 Dec 2023
12 Feb 2019	58,333	A$0.60	5 Mar 2019	20 Feb 2022
27 Nov 2019	500,000	A$0.60	4 Dec 2020	4 Dec 2022
Total	**2,308,333**			

[1] Options exercised utilising the cashless exercise provisions of the Option Incentive Scheme. This resulted in the issue of 787,999 ordinary shares.

b) Options on issue at balance date

The number of options outstanding over unissued ordinary shares at 31 December 2021 is 5,811,958 as follows:

Grant Date	Number of options granted	Exercise price (cents)	Vesting date	Expiry date
1 Feb 2019	200,000	65	31 Dec 2019	31 Dec 2022
1 Feb 2019	200,000	65	31 Dec 2020	31 Dec 2023
12 Feb 2019	65,000	60	5 Mar 2019	20 Feb 2022
27 Nov 2019	1,000,000	60	4 Dec 2020	4 Dec 2022
24 Feb 2020	100,000	50	31 Jan 2021	31 Jan 2022
19 Oct 2020 [1]	4,246,958	160	19 Oct 2020	19 Oct 2023
Total	**5,811,958**			

[1] Free attaching options.

c) Subsequent to balance sheet date

Subsequent to the balance date, 100,000 options were exercised utilising the cashless exercise available under the Incentive Option Plan. This resulted in 9,090 ordinary shares being issued. A further 840,000 options were issued with exercise prices of $1.20 and $1.50 and expiring in January and February 2025. A total of 65,000 unexercised options, expiring on 31 January 2022, were cancelled subsequent to 31 December 2021.

d) Purpose of Equity Compensation Reserve

This reserve is used to record the value of equity benefits provided to employees (including directors) and suppliers for services rendered.

Note 9 Share-Based Payments (continued)

ii) ***Performance Rights***

The Company's Performance Rights Plan was re-approved by shareholders in December 2020.

a) Performance rights granted, vested and lapsed during the year

During the reporting period the following performance rights fully vested:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
6 Nov 2020	50,000	6 Nov 2026	A$0.85	Vested on time based criteria
11 Dec 2020	10,000,000	16 Dec 2025	A$0.68-A$0.93	Vested on performance criteria
Total	**10,050,000**			

The fair value of performance rights is apportioned over their respective vesting periods. The vesting expense in relation to the half year ended 31 December 2021 is $6,434,344 (31 December 2020: $421,874).

During the reporting period the following performance rights were exercised and converted to shares:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
3 Sep 2018	3,000,000	3 Sep 2021	A$0.185	Vested

During the reporting period no performance rights were granted, lapsed or were cancelled.

b) Performance rights on issue at balance date

The number of performance rights outstanding over unissued ordinary shares at 31 December 2021 is 17,150,000 as follows:

Grant Date	No of Rights	Expiry Date	Fair Value per Right at Grant Date	Vesting
03 Mar 2017	2,000,000	03 Mar 2022	A$0.720	Vested
6 Sep 2019	5,000,000	04 Dec 2023	A$0.00	Subject to performance criteria
6 Nov 2020	150,000	6 Nov 2026	A$0.85	Partially vested
11 Dec 2020	10,000,000	16 Dec 2025	A$0.68-A$0.93	Vested
Total	**17,150,000**			

c) Subsequent to balance date

Subsequent to the balance date, no performance rights have been granted, vested, exercised or cancelled.

iii) ***Ordinary Shares***

Subsequent to the balance date, a total of 2,259,090 ordinary shares have been issued, comprising 2 million shares issued to directors following approval at the Annual General Meeting held in January 2022, 250,000 shares issued to a supplier under a contract for services rendered and 9,090 shares issued on exercise of options.

Note 10 Dividends

No dividends were paid or proposed during the period.

The consolidated entity has no franking credits available as at 31 December 2021.

Note 11 Contingencies

There have been no material changes in contingent assets or liabilities since the signing of the audited 30 June 2021 financial statements and there are no material contingent liabilities at the reporting date.

Note 12 Events Occurring after the Balance Date

Subsequent to 31 December 2021, AHI signed binding term sheets with digital health providers Activate Health OU and Vertiga Health (PTY) Ltd which expands AHI's partnerships into Estonia and South Africa.

As announced to ASX on 15 February 2022, the Company announced a shift in leadership, as follows: Nick Prosser was appointed as the interim Non-executive Chairman of Advanced Human Imaging. Additionally, Dr. Katherine Iscoe, Ph.D., Co-Founder, and former CEO of Advanced Human Imaging re-joined the leadership team as an Executive Director and CEO. The announcements were made as outgoing AHI Chairman and CEO, Vlado Bosanac was moving into a strategic role as Head of Strategy and Revenue Growth.

The impact of the Coronavirus ("COVID-19") pandemic is ongoing for the entity up to 31 December 2021, it is not practicable to estimate the potential impact, positive or negative, after the reporting date. The situation is rapidly developing and is dependent on measures imposed by the Australian Government and other countries, such as maintaining social distancing requirements, quarantine, travel restrictions and any economic stimulus that may be provided.

Other than as already stated in this report, there has not arisen in the interval between 31 December 2021 and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the consolidated entity to affect substantially the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Note 13 Commitments

On 31 March 2021, AHI reached an agreement to invest US$6 million in Triage Technologies, Inc. over a 14-month period, subject to shareholder approval (US$3 million in cash and US$3 million in AHI Ordinary Shares), as part of a strategic plan to expand the Company's service offering.

The US$3 million cash investment will be made in equal instalments over a fourteen (14) month period, and at the end of the reporting period, US$2.5 million in payments had been made, with a further US$500,000 outstanding. On 27 January 2022, the final US$500,000 instalment was paid by the Company.

There have been no other material changes in operational or capital commitments since the signing of the audited 30 June 2021 financial statements.

Directors' Declaration

The Directors of Advanced Human Imaging Limited ("the Company") declare that:

(a) the attached half-year financial statements and notes thereto are in accordance with the Corporations Act 2001, including:

(i) complying with Australian Accounting Standard AASB134 – *Interim Financial Reporting*, and the Corporations Regulations 2001; and

(ii) giving a true and fair view of the financial position as at 31 December 2021 and of the performance for the half year ended on that date of the consolidated entity.

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is signed in accordance with a resolution of the Board of Directors made pursuant to s.303(5) of the Corporations Act 2001.

Signed at Perth this 28th day of February 2022.

Mr Nick Prosser
Interim Non-executive Chairman

INDEPENDENT AUDITOR'S REVIEW REPORT

TO THE MEMBERS OF ADVANCED HUMAN IMAGING LIMITED

Report on the Half-Year Financial Report

Qualified Conclusion

We have reviewed the half-year financial report of Advanced Human Imaging Limited (the company) and controlled entity (consolidated entity) which comprises the consolidated statement of financial position as at 31 December 2021, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at 31 December 2021, or during the half year.

Based on our review, which is not an audit, except for the effects of the matter described in the Basis for Qualified Conclusion section, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Advanced Human Imaging Limited is not in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2021 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Qualified Conclusion

The consolidated entity has invested a sum of $3,428,754 in Triage Technologies Inc. This investment is fully impaired at 31 December 2021. We were unable to obtain sufficient and appropriate review evidence to confirm the fair value of the investment as at 31 December 2021. Accordingly, we could not determine whether any adjustments to this amount was necessary.

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor's Responsibilities for the Review of the Financial Report section of our report.

Level 4, 35 Havelock Street, West Perth, WA 6005
PO Box 609, West Perth, WA 6872
T: +61 8 9426 8999 F: +61 8 9426 8900 www.pkfperth.com.au

Independence

We are independent of the company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors' Responsibility for the Interim Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with the Australian Accounting Standards and the Corporations Act 2001 and for such internal controls as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Review of the Financial Report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2021 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporation Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PKF PERTH

SIMON FERMANIS
PARTNER

28 FEBRUARY 2022
WEST PERTH,
WESTERN AUSTRALIA